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                                                              EXHIBIT (a)(5)(ii)

                         [INTERNET CAPITAL GROUP LOGO]


FOR IMMEDIATE RELEASE

Media inquires:                                  Investor inquiries:
Michelle Strykowski                              Richard White
Internet Capital Group                           Internet Capital Group
415.343.3753                                     610.230.4300
mstrykowski@internetcapital.com                  ir@internetcapital.com
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                        INTERNET CAPITAL GROUP ANNOUNCES
                       WAIVER OF CONDITION TO TENDER OFFER

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Wayne, Pa - October 22, 2001 - Internet Capital Group, Inc. (Nasdaq: ICGE) is
offering to purchase for cash, at prices determined by a "Modified Dutch Auction" procedure within the purchase price range of $200 to $250 per $1,000 principal amount, Internet Capital Group's 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") up to a maximum aggregate principal amount of $200 million (the "Offer"), or approximately 35% of the outstanding principal amount of the Notes, as more completely described in Internet Capital Group's Offer to Purchase dated October 1, 2001.

According to the terms of the Offer, Internet Capital Group shall not be required to accept for purchase or pay for Notes validly tendered pursuant to the Offer and may amend or extend the Offer or delay or refrain from accepting for purchase any such Notes, and may terminate the Offer, if in the reasonable judgment of Internet Capital Group, any of the conditions to the Offer are not satisfied at the time of the expiration of the Offer, including the condition that: "(4) the United States shall not have declared war or a national emergency and the commencement or escalation of armed hostilities directly or indirectly involving the United States shall not have occurred."

Internet Capital Group is waiving the condition described above with respect to the past and current armed hostilities involving the United States and Afghanistan. However, Internet Capital Group retains the right to invoke this and any other condition should there be, prior to the expiration of the Offer, an escalation of armed hostilities involving the United States within Afghanistan from current levels or a commencement or escalation of armed hostilities directly or indirectly involving the United States outside of Afghanistan.

About Internet Capital Group
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Internet Capital Group (www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 50 business-to-business e-commerce partner companies. Internet Capital Group is headquartered in Wayne, Pa.


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Forward Looking Statements
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The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

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